Exhibit 99.1

Huize Holding Limited Reports Third Quarter 2020 Unaudited Financial Results

SHENZHEN, China, November 19, 2020 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading independent online insurance product and service platform in China, today announced its unaudited financial results for the three months ended September 30, 2020.

Third Quarter 2020 Operational and Financial Highlights:

•	Total Gross Written Premiums (“GWP”) facilitated on our platform increased by 41.2% to a record quarterly high of RMB779.0 million, compared to RMB551.8 million in the third quarter of 2019.

•	Total operating revenue increased by 22.9% to a record quarterly high of RMB348.5 million (US$51.3 million), compared to RMB283.6 million in the third quarter of 2019.

•	GWP of long-term life and health insurance products accounted for approximately 92.9% of total GWP facilitated, compared to 87.5% in the third quarter of 2019.

•	Cumulative number of insurance clients served was approximately 6.7 million, and cumulative number of insured clients was approximately 56.0 million as of September 30, 2020.

•	Net profit was RMB14.7 million (US$2.2 million). Non-GAAP net profit[1] was RMB20.4 million (US$3.0 million).

[1]

Non-GAAP net profit is a non-GAAP financial measure. For more information, please see the section of “Use of Non-GAAP Financial Measure Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Cunjun Ma, Founder, Chairman and Chief Executive Officer of Huize, commented, “As China gradually recovers from the COVID-19 epidemic, the year-over-year growth rate of per capita disposable income in China reversed from negative to positive in the third quarter of 2020. At the same time, we continued to observe a steady increase of people’s insurance awareness, as well as increasing adoption of online purchase of insurance products by consumers. In line with this trend and the ongoing revitalization of the broader economy, we achieved robust year-over-year growth and record highs for both total GWP facilitated and total operating revenue in the third quarter. Moreover, we continued to deliver solid execution through the third quarter and generated positive cash flow from operations, achieving a net profit of RMB14.7 million and a non-GAAP net profit of RMB20.4 million. Such solid financial results further demonstrates the viability of our business model and our strategic focus on developing first-rate digital capabilities in providing quality long-term insurance solutions to our users.”

“We also continued to gain recognition for our industry leadership during the third quarter. In September, we were included in Hurun’s ‘China Digital Insurance Agencies 2020’ list, wherein we were ranked fourth in terms of market performance and innovation capabilities. Moreover, in September, our critical illness insurance product, ‘Darwin 3,’ won the ‘Popular Health Insurance Product of 2020’ award, marking the sixth time that our ‘Darwin’ critical illness series of insurance products has won such an industry award.”

“Looking ahead, as many of the insurance clients we have served come from families in first and second tier cities with high customer lifetime value potential, we will be rolling out offline service centers in select first and second tier cities in order to better serve their differentiated demands for higher-quality products and premium insurance services.”

“Over the next three years, we will take the opportunity to invest in a comprehensive strategic upgrade for the core Huize platform as we evolve into the post-COVID era where consumers demand further innovation in insurance products and digital transformation of the insurance purchase and service experience, by targeting to build an insurance product and service cloud platform incorporating core technologies such as cloud computing, big data analytics and artificial intelligence. We envisage the upgraded platform will accelerate the integration of online and offline channels, further empower upstream and downstream partners in our ecosystem with data and technology, and ultimately enable the industry as a whole to reach insurance clients in all scenarios and provide them with a fuller range of personalized insurance products and services throughout their entire life cycle more efficiently.”

Third Quarter 2020 Financial Results

Total operating revenue

Total operating revenue in the third quarter of 2020 increased by RMB64.9 million, or 22.9%, to RMB348.5 million (US$51.3 million) from RMB283.6 million in the same period of 2019. The increase in total operating revenue was primarily driven by an increase in brokerage income, which increased by 23.6% year over year to RMB346.8 million (US$51.1 million) in the third quarter of 2020. The increase in brokerage income was primarily driven by the 41.2% increase in total GWP facilitated, which amounted to RMB779.0 million during the third quarter of 2020, of which first year premiums accounted for RMB358.1 million and renewal premiums accounted for RMB420.9 million.

Total operating costs

Cost of revenue in the third quarter of 2020 increased by RMB45.4 million, or 24.0%, to RMB234.7 million (US$34.6 million) from RMB189.3 million in the same period of 2019, which was primarily attributable to increased service fees paid to user traffic channels.

Total operating costs in the third quarter of 2020 increased by RMB45.5 million, or 24.0%, to RMB235.3 million (US$34.7 million) from RMB189.8 million in the same period of 2019, primarily attributable to the increase in cost of revenue.

Operating expenses

Selling expenses in the third quarter of 2020 increased by RMB17.7 million, or 43.9%, to RMB57.9 million (US$8.5 million) from RMB40.2 million in the same period of 2019. This increase was primarily attributable to increased advertising and marketing expenses, an increase in personnel costs as the Company increased its headcount, and, to a lesser extent, an increase in share-based compensation expenses.

General and administrative expenses in the third quarter of 2020 decreased by RMB0.1 million, or 0.6%, to RMB30.5 million (US$4.5 million) from RMB30.6 million in the same period of 2019. This decrease was primarily attributable to the decrease in share-based compensation expenses, which amounted to RMB2.8 million in the third quarter of 2020, compared to RMB10.5 million in the same period of 2019. Excluding the impact of share-based compensation expenses, general and administrative expenses in the third quarter of 2020 increased by 37.1% year over year, primarily due to an increase in general and administrative headcount.

Research and development expenses in the third quarter of 2020 increased by RMB3.4 million, or 41.7%, to RMB11.5 million (US$1.7 million) from RMB8.1 million in the same period of 2019, primarily attributable to an increase in the number of R&D personnel.

Net profit and Non-GAAP net profit for the period

Net profit in the third quarter of 2020 was RMB14.7 million (US$2.2 million), compared to a net profit of RMB16.1 million in the third quarter of 2019. Non-GAAP net profit in the third quarter of 2020 was RMB20.4 million (US$3.0 million), compared to RMB29.7 million in the third quarter of 2019.

Cash and cash equivalents

As of September 30, 2020, the combined balance of the Company’s cash and cash equivalents amounted to RMB446.1 million (US$65.7 million), compared to RMB88.1 million as of December 31, 2019. The increase was primarily due to the cash proceeds raised from the Company’s initial public offering in February 2020.

Business Outlook

Based on the Company’s preliminary assessment of the current market conditions, the Company currently expects total operating revenue for the fourth quarter of 2020 to be in the range of RMB330 million to RMB350 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change as a result of various market uncertainties, including those related to the continued outbreak of COVID-19 globally.

Share Repurchase Program

As of September 30, 2020, the Company had purchased an aggregate of 6,647 ADSs for a total amount of approximately US$0.04 million, under its share repurchase program pursuant to which the Company has been authorized to repurchase up to US$10 million ADSs by April 15, 2021, as previously announced on April 15, 2020.

Conference Call

The Company’s management team will hold a Direct Event conference call on Thursday, November 19, 2020, at 7:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Huize Holding Limited Third Quarter 2020 Earnings Conference Call
Conference ID:	#3687648
Registration Link:	http://apac.directeventreg.com/registration/event/3687648

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through November 27, 2020, by dialing the following numbers:

International:	+61-2-8199-0299
Mainland China Toll Free:	400-632-2162
United States Toll Free:	+1-855-452-5696
Hong Kong, China Toll Free:	800-963-117

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading independent online insurance product and service platform in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) as net profit/(loss) excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.7896 to US$1.00, the exchange rate on September 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Harriet Hu

Investor Relations Director

+852 3180 9207

investor@huize.com

Media Relations

mediacenter@huize.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of September 30
	2019	2020
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	88,141	446,068	65,699
Restricted cash	161,186	255,807	37,676
Accounts receivable, net of allowance for doubtful accounts	180,393	195,590	28,807
Insurance premium receivables	2,329	2,051	302
Amounts due from related parties	280	169	25
Prepaid expense and other receivables	29,196	39,162	5,767

Total current assets	461,525	938,847	138,276

Non-current assets
Property, plant and equipment, net	8,006	8,511	1,254
Intangible assets, net	1,652	2,158	318
Deferred tax assets	64	194	29
Long-term investments	23,395	25,353	3,734
Other assets	14,163	1,862	274
Operating lease right-of-use assets	—	10,517	1,549

Total non-current assets	47,280	48,595	7,158

Total assets	508,805	987,442	145,434

Current liabilities
Short-term borrowings	36,880	72,000	10,604
Accounts payable	124,441	163,749	24,118
Insurance premium payables	125,587	115,659	17,035
Other payables and accrued expenses	30,211	20,260	2,984
Payroll and welfare payable	43,993	51,822	7,633
Income taxes payable	206	2,874	423
Operating lease liabilities	—	7,854	1,157
Amounts due to related parties	465	—	—

Total current liabilities	361,783	434,218	63,954

Non-current liabilities
Long-term borrowings	—	40,000	5,891
Deferred tax liabilities	530	605	89
Operating lease liabilities	—	2,742	404
Payroll and welfare payable	—	5,335	786
Other non-current liabilities	518	—	—
Total non-current liabilities	1,048	48,682	7,170

Total liabilities	362,831	482,900	71,124

Mezzanine equity
Series A redeemable preferred shares	84,072	—	—
Series B redeemable preferred shares	261,272	—	—
Series B+ redeemable preferred shares	81,654	—	—
Series B++ redeemable preferred shares	27,629	—	—

Total mezzanine equity	454,627	—	—

Shareholders’ (deficit)/equity
Common shares	33	—	—
Class A common shares	—	62	9
Class B common shares	—	10	1
Treasury stock	—	(319)	(47)
Additional paid-in capital	64,882	879,310	129,508
Accumulated other comprehensive income	414	(9,208)	(1,356)
Accumulated deficit	(373,982)	(365,313)	(53,805)
Total shareholders’ (deficit)/equity	(308,653)	504,542	74,310

Total liabilities, mezzanine equity and shareholders’ equity	508,805	987,442	145,434

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	280,563	346,773	51,074	728,517	828,639	122,045
Other income	3,027	1,677	247	6,539	3,509	517

Total operating revenue	283,590	348,450	51,321	735,056	832,148	122,562

Operating costs and expenses
Cost of revenue	(189,306)	(234,658)	(34,561)	(469,618)	(522,303)	(76,927)
Other cost	(499)	(649)	(96)	(1,314)	(2,184)	(322)

Total operating costs	(189,805)	(235,307)	(34,657)	(470,932)	(524,487)	(77,249)

Selling expenses	(40,201)	(57,857)	(8,521)	(102,850)	(158,929)	(23,408)
General and administrative expenses	(30,649)	(30,475)	(4,488)	(127,284)	(112,938)	(16,634)
Research and development expenses	(8,101)	(11,478)	(1,691)	(22,006)	(33,292)	(4,903)
Total operating costs and expenses	(268,756)	(335,117)	(49,357)	(723,072)	(829,646)	(122,194)

Operating income	14,834	13,333	1,964	11,984	2,502	368

Other income
Interest expenses	(3)	(193)	(28)	(265)	(812)	(120)
Unrealized exchange (loss) /income	(4)	—	—	365	(38)	(6)
Investment income	675	137	20	675	137	20
Others, net	901	3,278	483	10,220	9,261	1,365

Profit before income tax, and share of income of equity method investee	16,403	16,555	2,439	22,979	11,050	1,627

Income tax expense	(232)	(1,794)	(264)	(376)	(2,613)	(385)
Share of (loss)/income of equity method investee	(67)	(67)	(10)	(90)	232	34

Net profit	16,104	14,694	2,165	22,513	8,669	1,276

Net (loss)/profit attributable to non-controlling interests	(25)	—	—	66	—	—
Net profit attributable to Huize Holding Limited	16,129	14,694	2,165	22,447	8,669	1,276
Redeemable preferred shares redemption value accretion	(7,868)	—	—	(22,976)	(4,274)	(629)
Allocation to redeemable preferred shares	(7,981)	—	—	(11,157)	1,074	158

Net profit/(loss) attributable to common shareholders	280	14,694	2,165	(11,686)	5,469	805

Net profit	16,104	14,694	2,165	22,513	8,669	1,276
Foreign currency translation adjustment, net of tax	112	(13,117)	(1,932)	116	(9,622)	(1,417)

Comprehensive income/(loss)	16,216	1,577	233	22,629	(953)	(141)

Comprehensive (loss)/income attributable to non- controlling interests	(7)	—	—	87	—	—

Comprehensive income/(loss) attributable to Huize Holding Limited	16,223	1,577	233	22,542	(953)	(141)

Weighted average number of common shares used in computing net profit per share
Basic	459,501,183	1,021,608,313	1,021,608,313	459,501,183	943,959,644	943,959,644
Diluted	459,501,183	1,029,852,116	1,029,852,116	459,501,183	951,064,828	951,064,828
Net income/(loss) per share attributable to common shareholders
Basic	0.00	0.01	0.00	(0.03)	0.01	0.00
Diluted	0.00	0.01	0.00	(0.03)	0.01	0.00

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net profit	16,104	14,694	2,165	22,513	8,669	1,276
Share-based compensation expenses	13,567	5,719	842	81,341	48,045	7,076

Non-GAAP net profit	29,671	20,413	3,007	103,854	56,714	8,352